CPEChina Fund, L.P.
C/O CITIC PE Advisors (Hong Kong) Limited
Suite 606, 6/F.
One Pacific Place
88 Queensway
Hong Kong

September 12, 2012

Dr. Jing Lou
3SBio Inc.
No.3 A1, Road 10,
Econ. & Tech. Development Zone
Shenyang 110027, P.R.China

RE: Consortium Agreement

Dear Dr. Lou:

     CPEChina Fund, L.P. ("PE") is interested in pursuing with you, through its affiliated entity, a possible acquisition of all outstanding shares of capital stock in 3SBio Inc. (the "Company") through a special purpose vehicle ("Bidco") to be owned or financed by PE, you and your affiliates and nominees (together with you, the "Shareholder") and a wholly-owned subsidiary of Bidco ("MergerSub"). As a condition to the delivery of a preliminary non-binding proposal letter to the Company (the "Proposal Letter", the form of which is set forth in Exhibit A hereto) and to further our discussions relating to the Transaction (as defined below), the Shareholder and PE agree to the following:

     1. Certain Definitions.

     "ADSs" shall mean the American Depositary shares of the Company, each of which currently represents seven (7) Ordinary Shares (as defined below) of the Company.

     "Claim" shall mean a claim against either Party arising from or relating to the Transaction in respect of which such Party is, or is sought to be, made liable to pay any sum of money to any person other than a Party, whether on a joint and several basis or on any other basis.

     "Closing" shall mean the consummation of the Transaction.

     "Competing Transaction" shall mean (i) any direct or indirect acquisition by any person or entity of 10% or more of the securities of the Company or any of its material subsidiaries or all or substantially all of its assets and (ii) a recapitalization, restructuring, merger, consolidation or other business combination involving the Company or any of its material subsidiaries, in either case other than the Transaction.

     "Confidential Information" shall mean all written, oral or electronic information obtained by the Recipient from the party disclosing such information (the "Disclosing Party"), together with any notes, analyses, compilations, studies, interpretations, documents or records containing, referring, relating to, based upon or derived from such information, including the existence, status or terms and conditions of any documents (including, without limitation, this letter agreement) or discussions or negotiations taking place concerning the Transaction or any similar transaction. Confidential Information does not include information that (a) is or becomes generally available to the public other than as a result of a direct or indirect disclosure by the Recipient or its Representatives (as defined below), (b) was in the Recipient’s possession on a non-confidential basis prior to its being furnished to the Recipient by the Disclosing Party or any of its Representatives in connection with this Transaction, (c) is received from a source other than the Disclosing Party or any of its Representatives or (d) was or is independently developed by the Recipient or its Representatives without the use of or reference to any Confidential Information, provided that, in the case of (b) and (c) above, the source of such information was not, to the knowledge of the Recipient, bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Disclosing Party with respect to such information.

     "Fully Diluted Basis" shall mean, in the context of calculating share numbers and equity ownership percentages, that the calculation is to be made assuming that all outstanding options, warrants and other securities convertible into or exercisable or exchangeable for Ordinary Shares (whether or not by their terms then currently convertible, exercisable or exchangeable), have been so converted, exercised or exchanged.

     "Liability" shall mean a liability to pay a sum of money arising pursuant to a Claim (which sum is deemed to include all legal and other costs, damages, losses and expenses incurred in connection with (or arising directly or indirectly from) defending, disputing or otherwise dealing with any such Claim) where the liability arises from a judgment given by a court of competent jurisdiction, the final decision given in any arbitration proceedings or the agreed settlement of the Claim.

     "Ordinary Shares” should mean ordinary shares of the Company, including any ordinary shares represented by ADSs.

     "Parties" shall mean collectively, PE and you, and "Party" shall mean any one of PE or you.

     "Representatives" shall mean, with respect to a person, such person's affiliates, such person's potential source of debt financing and any of the foregoing persons' respective employees, directors, officers, partners, members, affiliates, agents, advisors (including but not limited to legal counsel, accountants, consultants and financial advisors), and any representatives of the foregoing. The Representatives shall include the Advisors as defined in Section 3(f).

     "Shareholder's Shares" shall mean all capital stock in the Company owned by the Shareholder as of the date hereof either directly or indirectly.

     “Surviving Entity” shall mean the Company, which is the surviving entity after the Closing.

     "Transaction" shall mean the proposed acquisition of all outstanding shares of capital stock in the Company with such acquisition being financed by PE and the Shareholder.

2. Commitment to the Consortium.

     (a) Within the term of this letter agreement and subject to Section 2(b), the Shareholder and PE agree to deal exclusively with each other with respect to the Transaction or other related matters, and neither the Shareholder nor PE will (and the Shareholder and PE will cause Bidco, MergerSub and its Representatives not to) without the written consent of the other: (i) directly or indirectly initiate, solicit, encourage or otherwise engage in discussions, negotiations or related activities with any third party with respect to a Competing Transaction, (ii) provide any information to any third party with a view to the third party or any other third party pursuing or considering to pursue a Competing Transaction, (iii) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, do anything which is directly inconsistent with, or omit to do anything, which omission is directly inconsistent with, the Transaction as contemplated under this letter agreement or (iv) acquire any securities of the Company; provided that nothing in this letter agreement shall restrict or prevent you from conducting such activities in your capacity as Chief Executive Officer, Chairman or a member of the Board of the Company insofar as you take action in that connection other than in your capacity as a holder of securities of the Company.

     (b) The Shareholder agrees that, within the term of this letter agreement, it will not, and will not permit any of its Representatives to, directly or indirectly: (i) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell, any Shareholder's Shares ("Transfer"), or enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of the Shareholder's Shares, or any right, title or interest thereto or therein, (ii) deposit any Shareholder's Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Shareholder's Shares, (iii) take any action that would have the effect of preventing, disabling or delaying the Shareholder from performing its obligations under this letter agreement or (iv) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i), (ii) or (iii) of this Section 2(b). Notwithstanding the foregoing, you may make a Transfer solely for tax planning purposes to your spouse, siblings, parents, lineal descendants or antecedents or the estates of or trusts for the benefit of you or your spouse, siblings, parents or lineal descendants or antecedents; provided, that, in all cases, any such Transfer shall not relieve you of your obligation hereunder, and the transferee or other recipient executes a counterpart copy of this letter agreement and becomes bound thereby as was you.

     (c) Subject to Section 2(a), the Shareholder will, and will cause its Representatives to, immediately cease and terminate any existing activities, discussions and negotiations in connection with any Competing Transaction other than with PE or its affiliates. During the term of this letter agreement, the Shareholder shall promptly provide PE notice of any unsolicited offer or proposal received in relation to any Competing Transaction, including the terms of any such offer or proposal, and any written communications with respect thereto, which it may receive in its capacity as a holder of securities in the Company.

3. Process.

     (a) Upon signing of this letter agreement, PE and you will promptly deliver the Proposal Letter to the Board of Directors of the Company.

     (b) Within the term of this letter agreement and as permitted by the Board of the Company, PE and the Shareholder shall as promptly as reasonably practicable conduct a joint assessment of the Company, and shall in good faith and with mutual cooperation use their reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Company's approval, to enter into the definitive agreements in respect of the Transaction ("Definitive Agreements").

     (c) PE shall coordinate with the Shareholder in performing due diligence, securing debt (as applicable) and equity financing, and structuring and negotiating the Transaction, including establishing appropriate vehicles for the purpose of the Transaction; provided, however, that in no event will either party hereto be obligated without such party's consent to enter into or otherwise be a party to any Definitive Agreements.

     (d) Subject to the terms and conditions of the Definitive Agreements, you shall, on or prior to Closing, incorporate Bidco in the Cayman Islands and shall cause: (a) Bidco to incorporate MergerSub in the Cayman Islands and (b) each of Bidco and MergerSub to adopt memorandum and articles of association in form and substance to the satisfaction of PE. At the Closing, MergerSub will merge into the Company, and the memorandum and articles of MergerSub shall become the memorandum and articles of association of the Surviving Entity upon the Closing. At the Closing, all of the Shareholder's Shares shall be cancelled, and each Shareholder shall receive a number of shares of Bidco to be determined based on a ratio to be agreed upon by the Parties.

     (e) This letter agreement does not constitute any binding commitment with respect to a Transaction. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

     (f) Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden") is acting as legal advisor to the buyer consortium (the "Consortium") established hereunder by the Shareholder and PE in connection with the Transaction. Any other advisors, including any financial advisor, to the Consortium (collectively with Skadden, the "Advisors") shall be jointly selected by the Shareholder and PE.

     4. Confidentiality. Each Party shall, and shall direct its Representatives to, keep confidential any Confidential Information obtained by such Party (the "Recipient") or its Representatives, including keeping this letter agreement and the Transaction confidential, and shall not make any public statement or announcement concerning or disclose to any third party the fact that discussions or negotiations are taking place concerning the Transaction or any of the terms, conditions or other facts with respect thereto, including the status thereof. Notwithstanding the foregoing, the Recipient may disclose Confidential Information: (i) to its Representatives (1) who need to know such information for the purposes of evaluating and/or consummating the Transaction and (2) who are informed by the Recipient of the confidential nature of such information and (ii) if required by law or a court of competent jurisdiction, the United States Securities and Exchange Commission or another regulatory body or international stock exchange having jurisdiction over the Recipient or pursuant to whose rules and regulations such disclosure is required to be made, but only as far as reasonably practicable and lawful after the form and terms of that disclosure have been notified to the Disclosing Party and the Disclosing Party has had a reasonable opportunity to comment on the form and terms of the disclosure. Each of PE and the Shareholder will coordinate in good faith all press releases and other public relation matters relating to the Transaction.

     5. Certain Fees and Expenses.

     (a) If the Transaction is not eventually consummated, and there has been no breach by either PE or the Shareholder of this letter agreement, subject to Section 7, the Parties agree: (i) to share, ratably based on such Party's planned equity participation in the Transaction on a fully diluted basis and assuming the conversion of all convertible securities (such Party's share, "Responsible Share"), fees and out-of-pocket expenses payable by them in connection with the Transaction incurred prior to the termination of this letter agreement, including any fees and expenses (A) subject to sub-clause (ii) of this paragraph, payable to the Advisors, (B) payable to any lenders and other financing sources, and (C) incurred in the defense, pursuit or settlement of any disputes or litigation relating to the Transaction (whether incurred prior to the termination of this letter agreement or not); and (ii) that the Shareholder shall pay (A) all fees and out of pocket expenses incurred by Skadden (whether or not in connection with its representation of the Shareholder or the Consortium) and (B) all fees and out of pocket expenses incurred by any other legal Advisors solely in connection with their representation of the Shareholder but not the Consortium, and PE shall pay all fees and out of pocket expenses incurred by its legal Advisors.

     (b) Upon consummation of the Transaction, Bidco shall reimburse each party hereto for all fees and out-of-pocket expenses incurred by them in connection with the Transaction, provided, however, that PE shall pay all fees and out of pocket expenses incurred by its legal Advisors.

     (c) Subject to Section 7, each Party shall pay its Responsible Share for any termination, topping, break-up or other fees or amounts (including amounts paid in settlement of any dispute or litigation relating to the Transaction) payable by Bidco or MergerSub, net of the expenses required to be borne by them pursuant to Section 5(a).

     6. Remedies. It is understood and agreed that monetary damages may not be a sufficient remedy for a breach of this letter agreement by any party hereto and that each party hereto shall be entitled to seek equitable relief, including injunction and specific performance, as a remedy for any such breach by the other party. Such remedies shall not be deemed to be the exclusive remedies for a breach by a party of this letter agreement but shall be in addition to all other remedies available at law or equity to the other party hereto. Each of the parties hereto further agrees not to raise as a defense or objection to the request or granting of such relief that any breach of this letter agreement is or would be compensable by an award of monetary damages, and each party hereto agrees to waive any requirements for the securing or posting of any bond in connection with such remedy.

     7. Limitation of Liability. The obligations of each Party under this letter agreement are several (and not joint or joint and several) and each Party’s obligation for fees and costs pursuant to Section 5 is capped at such Party’s Responsible Share. The Parties shall share the Liability (if any) in respect of each and every Claim in accordance with their respective planned equity participation (on a fully diluted basis) in the Transaction, except where the Claim has arisen as a result of the fraud, willful misconduct or breach of this letter agreement or any Definitive Agreement by a Party in which case the Liability for the Claim will rest solely with the Party who has committed the act of fraud or willful misconduct or the breach. If the amount paid by a Party (the "Paying Party") is more than such Party’s Responsible Share of the relevant Liability, the other Party shall immediately upon demand pay to the Paying Party such sum as may be necessary to ensure that each Party bears only its Responsible Share of such Liability.

     8. Representations and Warranties. Each Party hereby represents and warrants to the other Party that:

     (a) such Party has all requisite power and authority to execute and deliver this letters agreement and to perform its obligations under this letter agreement and such Party has duly authorized such execution, delivery and performance;

     (b) this letter agreement constitutes a valid and binding agreement of such Party, enforceable against such Party in accordance with its terms; and

     (c) neither the execution or delivery by such Party of this letter agreement, nor the consummation of the transactions contemplated hereby, will (i) violate or be in conflict with any provisions of law or regulation applicable to such Party, (ii) violate or be in conflict with any order of any court or government agency having jurisdiction over such Party, (iii) violate or be in conflict with any agreement or instrument to which such Party is a party or by which such Party may be bound, (iv) require such Party to obtain any consent, approval or action of, or make any filing with or give any notice to, any governmental agency or any other third party pursuant to any agreement to which such Party is a party or by which such Party may be bound or (v) result in the creation of, or impose any obligation on such Party to create, any lien, charge or other encumbrance of any nature whatsoever upon such Party’s properties.

     9. Notices. Each notice, demand or other communication given or made under this letter agreement shall be in writing in English and delivered or sent to the relevant Party at its address or fax number set out below (or such other address or fax number as the addressee has by five days' prior written notice specified to the other Parties). Any notice, demand or other communication given or made by letter between countries shall be delivered by air mail. Any notice, demand or other communication so addressed to the relevant Party shall be deemed to have been delivered, (a) if delivered in person or by messenger, when proof of delivery is obtained by the delivering party; (b) if sent by post within the same country, on the third day following posting, and if sent by post to another country, on the seventh day following posting; and (c) if given or made by fax, upon dispatch and the receipt of a transmission report confirming dispatch. The initial address and facsimile for each Party for the purposes of this letter agreement are:

The Shareholders:	Dr. Jing Lou
3SBio Inc.
No.3 A1, Road 10,
Econ. & Tech. Development Zone
Shenyang 110027, P.R.China
Fax:+86-24-2581-1821

With copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2,
No.1, Jian Guo Men Wai Avenue,
Beijing 100004 China
Attention: Peter Huang
Fax:+86-10-6535-5699

PE:	c/o CITIC PE Advisors (Hong Kong) Limited

Suite 606, 6/F.
One Pacific Place
88 Queensway
Hong Kong

With copy to:
Akin Gump Strauss Hauer & Feld LLP
Unit 05-07, 36th Floor, Edinburgh Tower, The
Landmark
15 Queen's Road Central, Hong Kong
Attention: Gregory Puff
Fax: +852 3694-3001

     10. Governing Law; Arbitration. This letter agreement and all matters arising out of or relating to this letter agreement shall be governed by and construed in accordance with the laws of Hong Kong, without reference to conflict of laws principles. Any dispute, controversy or claim arising out of or relating to this letter agreement, including the validity, invalidity, breach or termination thereof, shall be settled by arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules (the "Rules") in force when the notice of arbitration is submitted in accordance with these Rules. There shall be three arbitrators, one to be appointed by the claimant, one to be appointed by the respondent and the third to be appointed by the secretary general of the Hong Kong International Arbitration Centre. The arbitration proceedings shall be conducted in English.

     11. No Modification. No provision in this letter agreement can be waived, modified or amended except by written consent of the parties, which consent shall specifically refer to the provision to be waived, modified or amended and shall explicitly make such waiver, modification or amendment.

     12. No Waiver of Rights. It is understood and agreed that no failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

     13. Counterparts; Entire Agreement. This letter agreement may be signed and delivered by facsimile or portable document format via electronic mail and in one or more counterparts, each of which shall be deemed an original but all of which shall be deemed to constitute a single instrument. This letter agreement sets forth the entire agreement and understanding among the parties and supersedes all prior agreements, discussions and documents relating thereto. No party hereto will be entitled to punitive, exemplary, special, unforeseen, incidental, indirect or other consequential damages.

     14. Severability. If any provision of this letter agreement is found to violate any statute, regulation, rule, order or decree of any governmental authority, court, agency or exchange, such invalidity shall not be deemed to affect any other provision hereof or the validity of the remainder of this letter agreement, and such invalid provision shall be deemed deleted herefrom to the minimum extent necessary to cure such violation.

     15. Successors. This letter agreement shall inure to the benefit of, and be binding upon, the parties and their respective successors and assigns. Neither party may assign or transfer, directly or indirectly, its rights or obligations under this letter agreement without the prior written consent of the other except as provided herein; provided that PE may assign its rights and obligations under this letter agreement to any of its affiliate that is controlled by CITIC PE Funds Limited, affiliated funds and co-investors or limited partners (as the case may be). No assignment will relieve the assignor of its obligations hereunder.

     16. No Third Party Beneficiaries. Unless otherwise specifically provided herein, the parties hereto each agree and acknowledge that nothing herein expressed or implied is intended to confer upon or give any rights or remedies to persons who are not party to this letter agreement under or by reason of this letter agreement.

     17. Term. This letter agreement shall terminate upon the earlier of (i) the mutual written agreement by the parties, and (ii) the date nine months after the date hereof; provided that Sections 4 to 7 and Sections 9 to 17 shall survive any termination of this letter agreement.

[Signature Page to Follow]

     Please confirm your agreement with the foregoing by signing and returning one copy of this letter to the undersigned, whereupon this letter agreement shall become a binding agreement among Dr. Lou and PE.

Very truly yours,

CPEChina Fund, L.P.
By:	CITIC PE ASSOCIATES, L.P.

By:	CITIC PE Funds Limited

By:	/s/ Cindy Chan
Name:
Title: Director

CONFIRMED AND AGREED as of the date written above:

By: /s/ Dr. Jing Lou
        Dr. Jing Lou

[Signature Page to Consortium Agreement]

Exhibit A

Proposal Letter

CPECHINA FUND, L.P.
DR. JING LOU

September 12, 2012

The Board of Directors
3SBio Inc.
No.3 A1, Road 10, Econ. & Tech. Development Zone
Shenyang 110027
P.R.China

Dear Sirs:

CPEChina Fund, L.P. ("PE") and Dr. Jing Lou ("Dr. Lou"), Chairman and CEO of the Company, are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the "Shares") of 3SBio Inc. (the "Company") not owned by Dr. Lou, his affiliates or certain members of management who choose to roll over their Shares in a going-private transaction (the "Acquisition").

We believe that our proposal of US$15 in cash per American Depositary share of the Company ("ADS", each representing seven Shares), or US$2.1428 in cash per Share, will provide a very attractive opportunity to the Company’s shareholders. This price represents a premium of approximately 30% to both the Company’s closing price on September 11, 2012 and the volume-weighted average closing price during the last 30 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1. Buyer. PE and Dr. Lou have entered into a letter agreement dated September 12, 2012 (the "Consortium Agreement"), pursuant to which Dr. Lou will form an acquisition vehicle for the purpose of pursuing the Acquisition ("Acquisition Vehicle"), and PE and Dr. Lou will work with each other on an exclusive basis in pursuing the Acquisition during the term of the Consortium Agreement.

2. Purchase Price. The maximum consideration payable for the Shares acquired in the Acquisition will be US$15 per ADS, or US$2.1428 per Share, in cash.

3. Financing. We intend to finance the Acquisition with a combination of debt and equity capital. Debt financing will be provided by PE or its affiliated entity through purchase of convertible notes issued by the Acquisition Vehicle and loans from third party financial institutions. We are in discussions with a financial institution which has expressed interest in providing loans to finance the Acquisition. Equity financing will be provided by Dr. Lou and other rollover shareholders in the form of equity in the Company.

4. Due Diligence. We will be in a position to commence our due diligence for the Acquisition immediately upon receiving access to the relevant materials.

5. Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the "Definitive Agreements") concurrently with our due diligence review. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6. Confidentiality. We are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7. About PE. CPEChina Fund, L.P. (the "Fund") is associated with CITIC Private Equity Funds Management Co. Ltd. ("CITIC PE"). The Fund focuses on investments in Chinese companies, generally those that are incorporated, principally based, or has substantial operations in China. As one of the leading private equity firms in China, CITIC PE currently manages four funds with total assets under management of approximately US$5 billion.

8. Advisors. The buyer consortium has retained Skadden, Arps, Slate, Meagher & Flom LLP as its legal counsel, and PE has retained Akin Gump Strauss Hauer & Feld LLP as its legal counsel, in connection with this proposal and the Acquisition.

9. Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares that Dr. Lou, his affiliates and certain members of management who may choose to roll over their Shares do not already own, and that Dr. Lou and his affiliates do not intend to sell their stake in the Company to a third party.

10. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

* * * * *

[Signature Page to Follow]

     In closing, each of us would like to personally express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact Huihui Li of CITIC PE at +86 10 8507 9026 or Dr. Lou at +86 24 2581 1820. We look forward to speaking with you.

Sincerely,

CPEChina Fund, L.P.
By:	CITIC PE ASSOCIATES, L.P.
By:	CITIC PE Funds Limited

By:	/s/ Cindy Chan
Name:
Title: Director

/s/ Dr. Jing Lou
Dr. Jing Lou

[Signature Page to Proposal Letter]